Filed by Coty Inc.

Commission File No. 001-35964

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Coty Inc.

Commission File No. 001-35964

The following is a transcript of a presentation by Bart Becht, Patrice de Talhouët and Kevin Monaco of Coty Inc. that is being made to investors in connection with the business combination transaction between Coty Inc. and Galleria Co., a subsidiary of The Procter & Gamble Company.

TRANSCRIPTION OF COTY INC. NETROADSHOW

Bart:	Good afternoon, ladies and gentlemen and welcome. Today, we’re going to present to you the new Coty, which is an entirely a new company. It’s a creation of a new global leader and challenger in beauty, and we’ll take you through what the benefits of this creation are for existing and new shareholders. So, before I go there, let me introduce Patrice de Talhouët, which is Coty’s CFO, and Kevin Monaco, who is Coty’s Investor Relations head. So, I’m going to skip the disclaimers regarding forward-looking statements. They’re in your book, and you can read them in the presentation and online, and go straight, you know, to the key investment highlights. And we will take you through, in detail, through each one of these points. So, as most of you probably know, beauty is a very attractive industry with very strong growth margins and cash flow generation. The merger creates a pure-play and new challenger in the beauty industry, with about $9 billion in net revenues. The merger synergies, as you will see, are very material, and substantially enhance Coty’s current margins through industry-leading margins and cash flow generation. The new Coty, I believe, is well positioned to drive organic growth and participate in acquisition opportunities and I’m sure we’re going to have some questions and discussion about that. And, finally, we are appointing a very strong management team with very relevant beauty experience and M&A experience and a team which is heavily invested in Coty’s stock. So, I’m first going to give word to Patrice, who is going to take you through, basically, the transaction details, and then we’re going to go through each one of these points in detail.

Patrice:

Thank you, Bart. So, good, good afternoon to each and every one of you. So, slide 5, so a few words on the, on the transaction. I am sure that you have read a lot of literature about it, so I will go fast. So, the structure around the exchange offer in the merger that will happen early October. We are assuming $1.8 billion of debt, so that’s a new event, so if you, if you remember there is a collar mechanism attached to the transaction, and this collar mechanism is now behind us. So, based on the last five days of the month of August, we have determined the collar mechanism, and so the debt is now decreasing to $1.8 billion versus what we have shared, at the Deutsche Bank conference in June. In terms of splits of ownership between P&G shareholders and Coty shareholders, it’s a 54% - 46%. 409.7 million shares are going to be issued as part of the transaction and, as a result of that, we’ll have 746 million basic share outstanding for the new Coty. P&G is offering Coty shares at a 7% discount to their three day volume-weighted average on September 23rd, 26th, and 27th but subject to an exchange ratio which is not going to be superior to 3.9033. So, that’s the background financials, so back to you, Bart.

Bart:	Right. So, let’s talk about the benefits of the P&G beauty transaction. So, before I do that, it might be good is to talk about what we’re actually trying to achieve, you know, with the business. And this is an ambition which did not exist, really exist in Coty or clearly the P&G business, because the P&G business is largely an orphan asset within their portfolio. So, our ambition in beauty is to strive to become, over time, a global industry leader by being a clear challenger in beauty, delighting our consumers and creating long-term shareholder value. And so, what’s different is first, that we have a clearly articulated ambition. Second, that we’re trying to delight our consumers, which clearly means ultimately that should translate in net revenue growth; and finally that we’re trying to create long-term shareholder value. And what does that mean? On Coty, we already demonstrated a capability to expanding margins and generating strong cash flow, and clearly we intend to continue to do that with the creation of long-term shareholder value.

So beauty is, you know, one of the most attractive consumer categories. Why is that? First and foremost, it’s very much recession-resistant, as you can see from the growth in the beauty industry on the chart on the left. Secondly, it has very low private label penetration and private label really has not moved the needle at all, for as long as I can remember. The industry is growing ahead of other consumer categories. Right now, we’re looking at a growth rate of around 3-4% growth for the industry. For Coty, the market exposed growth is about 1-2%, so you’re going to ask me, why is there a difference? That is because Coty is more exposed to established markets rather than emerging markets. It’s exposed to lower, basically, growth rates from certain categories. So, the difference is between, is about 1-2% market exposed growth rate, relative to a global growth rate of about 3-4%. Clearly, we’ll come back to this, you know, later when we discuss also M&A. The industry has average gross margins of around 60% across most of the key beauty players, with potential for translation into very strong operating margins. And, finally, it has very good, you know, cash flow generation.

With the merger, we are creating a $9 billion leader and challenger in beauty. So, when you define the global beauty industry along the lines of fragrances, skin care, color cosmetics and hair in the salon channel, and you exclude, basically, personal care categories like deodorants, etc., you can see that Coty, with the merger, becomes the number 3 player after L’Oréal and Estée Lauder. So, we are creating a very substantial player in the industry, which is also the #1 in fragrances, globally, the #2 in salon hair, and the #3 in color cosmetics. And if you were to exclude prestige color cosmetics, Coty would be the #2 in mass color cosmetics. So - a very strong position, after the merger, across many different categories and segments.

Not only that, we are going to see that we have a much stronger presence and a more diversified presence in countries, categories, and channels. So, what you can see is that, while basically we are not changing the relative importance of emerging markets, the business in the emerging markets is substantially larger than it is before. And this is quite key, because that means that we have critical mass and a clear growth platform in many of these countries, which we did not have before. Before, at Coty, we had very small businesses in many of these countries, and now we have, all of a sudden, critical mass business, which we can use to drive growth and to drive our portfolio. On the other side, you see that in North America and Western Europe, we have a substantial increase in scale, which we believe will lead to substantial efficiencies when we come to operating margins. On the channel side, we see that we have a more diversified portfolio, in particular with the addition of the professional business and, therefore, are less exposed to what happens in individual channels.

We have very strong portfolio brands. I’m sure you’re familiar with many of these brands. So, on the fragrance side in Coty Luxury, we have three big brands: Calvin Klein, Hugo Boss, and Gucci. And then we have a number of mid-sized brands, like philosophy or Marc Jacobs, and several up-and-coming brands - Bottega Veneta, Miu Miu, and Tiffany. Tiffany is still to be launched. In consumer beauty, you can see our strong color cosmetics brands, like

CoverGirl, Rimmel; in this country, Max Factor or Sally Hansen; our haircare brands in Nice N’ Easy and Koleston, and our personal care business in Adidas. Finally, on the professional side, we have two big brands, Wella and OPI, followed by a number of niche brands, in particular, like, brands like System Professional, Nioxin, or Sebastian. What you can also see here at the bottom is the split of the business over these three divisions. So, Coty Luxury works predominantly in the luxury channel. Across these brands, it is about $3 billion in revenues out of the $9 billion. Then you have the Coty Consumer Beauty business, which is about $4.4 billion, which is about half of the total. And then finally we have Coty Professional, which is about $1.6 billion out of the total. So, I’m now going to hand back to financial benefits, and then I’ll come back, after Patrice.

Patrice:	So, the financial benefits. So on the slide 13, so opportunity to drive substantial synergies. So, the way we went about this is important. So, we drive the synergy with a full bottom-up approach in terms of organization design. So we ask ourselves the question - what do we need in order to support the business? What type of organization do we need? And so we have built, as Bart has said before, a focused divisional organization on a bottom-up approach with a certain number of organization design principle in terms of set-up control, number of layers, etc. As a result of that, the synergies of $750 million are coming from this bottom-up approach.

So, you have roughly two main parts. First, you have the synergies that materialize immediately at day one, because these are all the stranded costs of P&G that are not coming over, which are $350 million. Then you have the $400 million of synergies, supplemental, that will be generated over four years. And so on these $400 million synergies, you have two components. The first one is that everything which is coming from procurement, manufacturing footprint rationalization, logistic footprint rationalization on one side, which is mainly impacting the gross margin. And the second one is the SG&A. But to my point on the bottom-up organization in terms of organizational design - it has to be said, which is quite unusual in this type of transaction, that we have already staffed the whole organization. So, day one, people know their roles and responsibilities. It doesn’t mean that it’s going to work in the very oiled way etc., from day one, you know, there are going to be some integration, etc. But people know, and so we have a clear cost of the organization day one. And that’s the reason why the synergies are $400 million, which we are quite confident about. So, in terms of phasing, nothing has changed versus what we have shared with all of you before. It’s 40% that will materialize year one, which is roughly the $350 million not coming over, plus a couple of dis-synergies because we need to stand up also the Coty organization, from a back office standpoint, to be able to welcome the P&G business. Then 70% year 2 and 100% will be materialized after year 4.

In terms of costs, one-off costs associated with this - so let me spend a bit of time on that. It’s, the cost is $1.2 billion, which might look a little bit on the high side, but if you think about it, this cost is three fold. First, you have 25% of it, which is due to the specificity of the transaction, which is a combination of an RMT and a carve-out. So, what does that mean? First, from a carve-out standpoint, P&G has to disentangle the P&G beauty business. So that’s the first side of it. Then in terms of the RMT, these are very specifics from a tax and legal standpoint and so what we have to do, and what we are still currently doing is to set up all the

P&G legal entities, all the P&G business processes, and then after a certain period of time, we have to unwind that and fold all that into the Coty legal entities and the Coty processes. Third, you know, this transaction is scope and scale. Usually when you have a carve-out, you either increase the scope, or you increase the scale. Here you have them both - so, we’re building a business which is much more resilient on three legs: Luxury, Consumer Beauty, and Professional. We have a new leg professional which we hope will eventually enhance resilience - but this is clearly an increase in the scope. In terms of scale, I think Bart has clearly mentioned that, in terms of emerging market[s], we get the scale. And so that’s a little bit to explain the 25% which is related to the carve-out and the RMT deal structure. The second component of the one-off [costs] is $130 million due to the go-to-markets. So, what is this? As we are gaining scale in emerging markets, we have the muscle to be able to shift the distribution set-up from P&G into the old Coty affiliates. This cannot be done without costs. However, we didn’t put into the deal equation and into the synergies any of the P&L impacts. We are going to have some positive revenue synergies, and also some positive bottom line impacts. This is not considered into the current model. So, this will come on top of it. And then you have roughly $750 million of one-off costs to realize the $750 million of synergies. So, this is a ratio of one to one for that. So that’s it on the synergy slide.

On the margin slide 14. So, what does that mean? So we are starting from Coty’s standalone business with an operating margin at 14.3%. If you just add the P&G business plus the $750 million synergies, you add 530 basis points more to come to 19.6%. This 19.6% operating margin is without any underlying improvement of the business. So, I insist on that. This is just the pure math of adding Coty standalone fiscal ‘16, P&G fiscal ‘16, and the synergies.

So, here we are assuming that all of the synergies will fall [to the] bottom line. Why? Because in the current two organizations, there is enough muscle to support our brands. There is ample ammunition in terms of A&CP line at Coty, but even more so at P&G to be able to support the business. So we don’t need more ammunition to be able to fuel and turn around the top-line and I think Bart will come back on that. This means that we’ll end up by the end of year 4 with an operating margin of 19.6%. This is not guidance. This is just the sum, once again, of the three components, and this is already significantly higher than the top peers in terms of operating margin, that are sitting at 16 - 18%. On top of that, once again, there will be the underlying improvement of the business, which will be margin accretive, and then we’ll ask, we will have to answer the question, how much of that is going to fall bottom line, and how much of that are we going to reinvest the business to further fuel the top-line.

So, now, in terms of EPS, slide 15. So, on the EPS, we have an EPS in fiscal 16 of $1.37. We have deduct the one-time tax benefit that we had in fiscal ‘16 of $113 million to have a recurring EPS of $1.05. Out of this, you have a 50% accretion of the deal, to come to $1.53. So, that’s a very significant accretion after year 4, and this is without, once again, any underlying improvement of the business.

Now, 16, the cash, the cash impact and the free cash flow. So, the free cash flow is net of three impacts. It’s net of the capex, which is $500 million, 90% of it will be incurred through fiscal ‘18. You have the $1.2 billion that I have elaborated on before, 90% of that being cash costs. And you have the working capital benefits. So, of the working capital benefits, we have half a billion that we have estimated in terms of working capital that will flow through over four years. So, we are going to generate north of $1 billion. The first year, fiscal ‘17, where you have the bulk of the one-off, you have only roughly a bit north of $200 million of cash generation. But then very quickly you can really generate 90% of it. In terms of capital structure and financial flexibility, we will end up through the leverage of 3.5 times, which is a very moderate leverage. So, with this cash generation, we will be able to one: deleverage. Second, this gives us ample ammunition to be able to further participate in industry consolidation, and to potential M&A opportunities. As Bart said, you know, the beauty market is growing at 3 – 4%. Where we operate we are growing at 1 - 2%, so gradually we will have to shift the portfolio to be able to capture the additional growth of the market, where we are not operating - and this with M&A. In terms of dividends, we are increasing the dividend to 50 cents post-closing, and so, as I said before, you know, this transaction is allowing us to step-change the performance of Coty to be best-in-class in terms of industry operating margin, to have an EPS accretion of 50%, with a very moderate leverage of 3.5 times, with north of $1 billion of cash generation, and with a lot financial muscle and flexible balance sheet to do some further M&A. So, now I will leave the floor back to, Bart to speak about growth.

Bart:

So, to talk about growth, clearly, let’s go back to our mission. So, and this is really ultimately about delighting our consumers and to do this better than what we’ve done so far, and to do it more competitively in the marketplace. So, from our point of view, there really are three, four things which are required and which we’ll be focusing on in order to, you know, to make a step change over time. So, the first thing is we have decided, relative to our current organization, to make a big change, both on the Coty side and on the P&G side. So, we will be operating with a very focused organization, staffed with best-in-class management, which will be heavily incentivized to drive growth. So, what does that mean specifically? So, we have three divisions, as you’ve seen, which is different from what Coty has today, and which is clearly also very different from what P&G has in its beauty business today, because right now the beauty business is integrated into the rest of the portfolio and is clearly not the number one priority. So, the new organization, as a result, will be much closer to customers and consumers. It is intensely focused on pretty much one channel per division and two to three categories. So, by increasing its focus, we also hope that it’s going to be much more competitive in the marketplace because there’s fewer things to do on a daily basis. We’re also shifting the decision making power closer to the end customer and consumer, which means there will be more decision making at the local level than there has been before. This is a big change from the P&G side. It is a more moderate change on the Coty side, but it’s also a change on the Coty side. At the same time, we still believe we’re gonna have a very lean and cost-efficient structure. As you have seen from Patrice, we’re still achieving a leading industry operating margin despite this. Clearly it would have been much cheaper to go to one organization covering everything, but we did not go there for a very simple reason. We don’t believe it gives the attention and the focus of the individual channels and categories in order to drive the growth. It also will be staffed with the best of all worlds. What does that mean? We have gone through a bottom-up selection process for the first four layers of the organization, which is completed - where we’ve picked the best of P&G, Coty, and external. And we did not just stick with P&G and Coty, we also basically went external. And we do believe going external is key in the beauty industry to, basically, to stir up the pot and to make sure that we get new ideas, you know, in the industry, in terms of how to manage the business. And we genuinely believe that we have a substantial better organization than either company had before. Finally, from an incentive point of view, we will have a bonus structure where 40% is on top-line growth, 40% is on bottom-line growth, 20% is on capital efficiency, or net working capital optimization. So, it will be very much heavily incentivized, basically, to drive growth from a bonus point of view. That goes well down into the organization, even at the local level. And then clearly, at the top management level, we also have long-term incentives and management-owned shares in the business, and clearly driving growth is a key factor to drive basically shareholder value over time.

The second thing is to further accelerate the pace of innovation. Despite all the channel shifts and everything which might be happening in the market - good products, innovative new, good products, is still the number one driving factor for success in the beauty industry. So both companies are pretty good at it, you know. We could definitely get even better at it. So, if you look at, for instance, Sally Hansen Miracle Gel, which is a gel-like product basically, which you can use at home, achieved an 18% market share after the first 12-18 months in the U.S. nail market. That shows you, basically, what product innovation can do in the marketplace. So, we have had some big successes from an innovation point of view. We need to get more, and we will be accelerating the pace of innovation, both on the product side, as well as on the packaging side. Packaging, in particular in the fragrance area, as you can see, for instance, Marc Jacobs Decadence or Marc Jacobs Daisy Dream, were breakthrough products from a packaging point of view and very much drove, basically, consumer acceptance. So, it was a combination of the packaging and the juice, at the end of the day. So we will be step-changing the pace of innovation further in order to drive growth.

Third, we are going to change the level of digital engagement with consumers. As some of you know, early this year we bought Beamly, which is a digital media agency, which is very good in terms of both content screening and in terms of content delivery at very competitive CPMs, cost per thousand or cost per click. And this, basically, we believe the acquisition of this agency is already making a step-change within Coty to move, basically, the entire organization into the 21st century, and to very much, basically, move the digital content creation and the digital content delivery for the company. And this is quite key, as you can imagine, in the beauty industry. We have a lot of millennials, so things are clearly changing from a marketplace point of view. Digital is gradually starting to overtake television as the main medium. And so, to get, basically, at the forefront is key. We also will be having corporate, divisional, and local resources in order to optimize the engagement, you know, with consumers in this space and to have very competitive media programs in place. So, this is on the way clearly on the P&G side. Once it is integrated, they will also be able to take full advantage, you know, of this capability. Just to put things in perspective, Beamly remains a separate company within Coty in order to preserve its competitive edge. It continues to work with clients which are not Coty in order to preserve its competitive edge and its cutting edge technology.

Finally, we’ll be focusing with all of this much more on sell-out, which, therefore, also includes improving the in-store execution, which very much comes down to “perfect store”. What does that mean, “perfect store”? Perfect store really means that we are, you know, sharing standards with retailers in terms of really to maximize the sell-out of our products in-store, which means detailed understanding of shoppers, which means detailed understanding of category management, which ultimately then needs to translate into detailed execution at the store level in terms of how the product looks, where it’s shelved, how it’s shipped, etc. And so this is another, you know, key area which we’ll be staffing in the organization.

So we believe we can step-change the organic growth through a combination of things. One, is our new organizational setup, with better management, better incentivization, accelerating the pace of innovation, improving engagement with consumers in the digital area, and finally to implement a perfect store for our categories and brands.

So, as Patrice already alluded to you, this can get further complemented with what we do in the M&A space. So, the first thing is to rationalize our current portfolio, in order to increase the focus. And, you know, in particular, in the fragrance area, with the combination of the two companies, we would have too many brands which we could focus on. There will be brands which would probably be better managed by other companies, and, therefore, we would be rationalizing this out and, clearly, this also will help, basically, to drive the overall growth of the company, increasing the focus on fewer brands.

The second thing is clearly, is to continually evaluate the potential of acquisitions to increase our exposure to a higher growth parts of the market. And that could be geographically, category or category segment-driven, or ultimately even channel-driven. So, a very good example of that would be Hypermarcas. As you probably know, Brazil is the #3 cosmetics market in the world. It is the #1 fragrance market in the world, larger than the United States, which is unusual in most consumer goods categories. And so, clearly, the transaction of Hypermarcas which gives us broad access, you know, to the Brazilian market from both a manufacturing, marketing, and go-to market point of view is a fantastic platform to build our business for the long term. So, these are the types, at the same time, clearly is exposed to higher growth rates than the market on average, despite the fact that the Brazilian economy is not the best. Market growth rates in the long run in Brazil, we believe, will continue to be well above, you know, the average global growth rates, so we believe that from a both a top and a bottom-line point of view, this will be an excellent example of what can be achieved over the long term from an M&A point of view, and to drive the performance of the overall company.

So, finally, just a quick word about the management team. So, clearly, as you can see from this chart, we are going to have a management team with a very broad experience. So, I can look at my commercial leaders, Camillo Pane, Edgar Huber, Esi Eggleston Bracey and Sylvie Moreau, all basically have experience in the beauty space, and all broad consumer goods experience. Then, clearly this gets complemented by the functional leaders, many of them which also have beauty experience, but, in addition to that, have broad operational experience in their fields of expertise. All of them, the entire team, has extensive experience in the M&A area, which clearly, as you can imagine, with a transaction of this magnitude, is also critically important, is to overcome all the hurdles, which you normally take when you integrate two businesses of this size. So, it’s a very good, very strong team, highly capable, both on their functional areas as well as from an M&A point of view.

Finally, which I already discussed to some extent, the most important thing, I think, is that the management team at the Executive Committee level is expected to hold between $1.8 million and $5 million in Coty stock, which they’re firmly committed to. So, they’ll have a very large chunk, if not all of their personal wealth invested in the company. And the same is true for the top 80 leaders in the company. So, they’re all very keen, clearly, to see the company do well over the mid-term as well as over the long-term.

So, in summary, and then Patrice and I will be happy to take your questions, beauty is a very attractive category, it has good growth, very good margins and cash flow generation. The merger creates a pure-play leader and challenger in the beauty industry with $9 billion in revenues, and it is very well-positioned, you know, in many categories and channels now. The merger synergies are material and create industry leading margins and cash flow generation. I think we are well-positioned to resume organic growth, and to capitalize on future M&A opportunities. And, finally, you have a very strong management team with a vested interest, you know, to be successful on your behalf. That’s, that’s my opening speech. I’ll now be happy to take any questions.

Q1:	You said that -1 to -2% was the top-line for the group overall. If you strip out the 8%, are you prepared to tell us that if you strip out the 8% you’re looking to sell, what the top line, I’m assuming the -1% to -2% includes the 8% that you’re looking to sell?

Bart:	Correct.

Q1(i):	How negative is that group?

Bart:	It is double digits.

Q1(ii):	Okay, so you’re closer to flat, well not quite, but it helps if you get rid of that group, materially?

Bart:	It would, it would clearly, you know, you have several impacts, you know, so it clearly also makes profit. So you improve the top-line. You reduce, clearly, the absolute bottom-line. But in return, you’re going to get some cash for that.

Q1(iii):	Okay. Is there a big margin differential, too?

Patrice:	So, we are actually still working through that - we just need to fine tune everything. It’s still very early in the process. As I’ve mentioned already before, this process is just starting now, because now we can start, you know, in a month from now we’ll be able to have access to the full details on the P&G brands also. And the idea is that we’ll work towards the objective of completing this process by the end of fiscal year 17. So to know exactly the top-line and bottom-line impacts I think is a little bit too premature.

Q2:	So one last question on M&A—would that still include direct selling businesses?

Bart:	So, we’re not going to make a comment about specific targets. I just want to reiterate – we’re looking with our M&A approach is clearly to improve the topline growth momentum, but not to have it be margin dilutive, as you can imagine. That’s not very interesting. So we’re looking at businesses which can step change our current business from a growth point of view, while basically being neutral or margin enhancing, you know, over time. So, if you’re looking at the higher growth, basically you can look at geographies, and then you get immediately into a discussion of certain emerging markets, where you might want to put a focus on it. Certain categories or segments. And then there is third basically, there is the channel discussion, which is either online direct-to-consumer or it could be also in the area of retail. We are basically in retail, so are our key competitors. Retail is a faster growing segment than the traditional, basically. So we could also look at that. So there are different things, and I’m not going to commit to any of these areas, we’re just having a broad view, from a geography, category and channel point of view, when we’re looking at transactions

Q3:	Can you please comment on the current quarter performance?

Bart:	So, like what we said is, clearly we’re looking to return to growth in the second six months of this coming fiscal year, and to gradually, you know, build from there. As we have discussed, right now our market exposed growth, like we said, is 1-2%, the overall industry is 3-4% and we are looking to close the gap. So clearly in the very near term the growth rate will not be anywhere close to that. Right now, the business is declining 1-2% on a combined entity basis. On the Coty side it’s very similar. And clearly because of the merger distraction that we are having at the moment—and this has also been communicated—we anticipate that the trend will be worse than the 1-2%, certainly in the first quarter and in the second quarter, simply because we are shifting resources which were currently working on the business and to focus on closing the transaction and integrating the business. So there will be a drop in the net revenue growth rate, and it is a short-term phenomenon. And we believe we are going to resume and get back to growth in the second sixth months.

Q4:	Thanks. Um, when you look at your 19.6% operation margin target post-synergies, versus your peers of 16 to 18, what are your peers spending on that you won’t be?

Bart:	So, I can tell you, basically, our synergies are coming in part out of cost of goods and in part out of SG&A. And when I say SG&A I really mean the fixed costs side of the business. So what does that mean? That means that from an A&P point of view, we are spending at, if not well above, basically, the industry average level. So the real cost, basically benefits, and margin realization comes out of the industrial side of the gross margin and comes out of a leaner fixed-cost structure. So despite the fact that we have divisionalized the business, we are still ending up with a very competitive and very lean, basically, fixed cost structure. And this was, like I said before, this was done bottom-up, the costing of the organization.

[End of recording]

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